Kelsey Barrett
June 11, 2025	T +1 312 845 1254
Kelsey.barrett@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Kimberly McManus

Re:	TCW ETF Trust (the “Trust”) (File Nos. 333-249926 and 811-23617)

Dear Ms. McManus:

On June 4, 2025, the Trust filed an initial letter (the “Initial Letter”) to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 28 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to TCW Core Plus Bond ETF (the “Fund”), which was filed with the Commission on March 28, 2025. This letter provides the Trust’s responses to follow-up comments provided by the Staff on June 10, 2025. The Staff’s comments are summarized below, and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.	Comment: The Staff notes that certain risks, which are described as principal risks in the Fund’s Item 9 principal investment risks disclosure, are not described in the Fund’s Item 4 principal investment risks disclosure. To the extent that the risks identified in the Fund’s Item 9 principal investment risks disclosure are not principal risks, please move them to the non-principal risk discussion of Item 9 and if they are principal risks, please ensure they are described in Item 4.

Response: The Trust has reviewed the Fund’s current Item 4 principal investment risks disclosure and confirms that all principal risks are disclosed in accordance with Item 4(b) of Form N-1A. Accordingly, the Trust respectfully declines to make the suggested change at this time. The Trust will, however, consider the comment further in connection with its next annual update.

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2.	Comment: The Staff acknowledges the Trust’s response to comment 17 in the Initial Letter. However, in order to avoid any implication that the Trust may suspend creation orders wholesale (as opposed to on an individual basis) if (i) acceptance of Deposit Securities would have certain adverse tax consequences to the Fund or (ii) acceptance of a Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners, the Staff requests that the first paragraph under the Acceptance of Orders of Creation Units section be revised as follows:

The Trust reserves the right to reject an order for Creation Units transmitted to it by the transfer agent with respect to the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d~~e~~) the acceptance of a Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of a Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ (e~~g~~) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f~~h~~) in the event that circumstances outside the control of the Trust, the custodian, the transfer agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Response: The Trust has revised the disclosure as requested. The Trust notes, however, that the list of reasons for which the Trust might reject a creation order is non-exhaustive. Specifically, the disclosure notes that the Trust reserves the right to reject an order for Creation Units transmitted to it by the transfer agent with respect to the Fund “including, without limitation” for the reasons explicitly stated. As such, the Trust does not believe that the deletion of the requested language constrains its ability to reject an order for Creation Units.

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We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1254 or kelsey.barrett@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Kelsey Barrett

Kelsey Barrett

cc:	Brian McCabe

Yana Guss